UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 15, 2021

EJF ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40113	98-1574021
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2107 Wilson Boulevard, Suite 410

Arlington, Virginia 22201

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +(703) 879-3292

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	EJFAU	The Nasdaq Stock Market LLC
Class A ordinary shares	EFJA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	EJFAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On September 15, 2021, Pagaya Technologies Ltd., a company organized under the laws of Israel (“Pagaya”), issued a press release announcing that it has executed an Agreement and Plan of Merger (the “Merger Agreement”) with EJF Acquisition Corp. (“EJFA”), and Rigel Merger Sub Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of Pagaya (“Merger Sub”). A copy of the press release is furnished hereto as Exhibit 99.1.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of EJFA under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01 and Exhibits 99.1 attached hereto.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Pagaya intends to file with the SEC the Registration Statement which will include a proxy statement/prospectus and certain other related documents, which will include both the proxy statement to be distributed to holders of Class A ordinary shares of EJFA in connection with EJFA’s solicitation of proxies for the vote by EJFA’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pagaya to be issued in the Business Combination. EJFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about Pagaya, EJFA and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of EJFA as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders of EJFA will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that may be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: EJF Acquisition Corp. at 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201 or at (703) 879-3292.

Participants in the Solicitation

EJFA and its directors and executive officers may be deemed participants in the solicitation of proxies from EJFA’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in EJFA is contained in EJFA’s registration statement on Form S-1, which was filed with the SEC on February 18, 2021 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to EJF Acquisition Corp. at 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201 or at (703) 879-3292. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Pagaya and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of EJFA in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. EJFA’s and Pagaya’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,”

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“continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, EJFA’s and Pagaya’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside EJFA’s and Pagaya’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of legal proceedings that may be instituted against EJFA and Pagaya; (3) the inability to complete the Business Combination, including due to failure to obtain the requisite approval of shareholders or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain or maintain the listing of the ordinary shares of the post-acquisition company on Nasdaq following the Business Combination; (6) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pagaya or the combined company may be adversely affected by other economic, business, competitive and/or factors such as the COVID-19 pandemic; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in EJFA’s other filings with the SEC. EJFA cautions that the foregoing list of factors is not exclusive. EJFA cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated September 15, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EJF ACQUISITION CORP.

By:	/s/ Kevin Stein
Name:	Kevin Stein
Title:	Chief Executive Officer

Date: September 15, 2021

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Exhibit 99.1

PAGAYA TECHNOLOGIES LTD. TO BECOME PUBLICLY TRADED COMPANY THROUGH COMBINATION WITH EJF ACQUISITION CORP.

•	Pagaya’s leading A.I. technology network enables financial services providers to broaden access to financial services and achieve better outcomes for our partners and their customers

•

Pagaya’s network is fully-automated and has processed over 17 million applications in the last 12 months as of the end of June 2021, with a new application analyzed every second. It encompasses several markets including unsecured consumer, auto, credit card, point-of-sale and real estate, and Pagaya has plans to offer solutions for mortgages and insurance related products, among other data-rich markets

•	Market leading scale: $4.7 billion annualized network volume in Q2 2021

•	198% network volume growth annualized Q2 2021 vs. FY2020

•	Strong financial performance and momentum: annualized Q2 2021 revenue of $381 million

•

Transaction includes $288 million in gross proceeds from EJFA’s cash in trust (assuming no redemptions) and $200 million in gross proceeds from a fully committed PIPE from entities associated with EJFA

•	Transaction assigns Pagaya an approximately $8.5 billion pro-forma implied enterprise value upon consummation

New York, NY, Tel Aviv, Israel and Arlington, VA, September 15, 2021 – Pagaya Technologies Ltd. (“Pagaya”), a financial technology company that enables financial institutions to expand access to more customers through its artificial intelligence network, and EJF Acquisition Corp. (NASDAQ: EJFA), a publicly traded special purpose acquisition company, today announced that they have entered into a definitive business combination agreement. As a result of the transaction, which values the combined company (the “Company”) at an estimated enterprise value of approximately $8.5 billion at closing, Pagaya will become a publicly listed entity and trade under a new ticker symbol.

Pagaya’s fully automated proprietary A.I.-powered network enables a comprehensive solution to banks, fintechs, merchants, lenders and other B2C businesses supporting Pagaya’s partners and their customers with expanded access to financial services to deliver better financial outcomes to our partners and their customers. Founded in 2016 by Gal Krubiner, Chief Executive Officer, Avital Pardo, Chief Technology Officer, and Yahav Yulzari, Chief Revenue Officer, Pagaya’s mission is to build the leading artificial intelligence network to help financial services providers enable better outcomes. Pagaya seamlessly integrates its A.I. network technology with partners’ infrastructure through an API. Pagaya’s partners transact across several markets including unsecured consumer, auto, credit card, point-of-sale, and real estate markets, and Pagaya has the goal of expanding, with plans to offer credit solutions for mortgages and insurance related products, among other data-rich markets.

Pagaya has developed the technology, data and network that seamlessly enables better financial outcomes for both its partners and their customers. Pagaya’s partners benefit by acquiring and converting more customers, building brand affinity, all in a highly efficient manner.

Upon closing of the transaction, Pagaya’s seasoned management team will continue to lead the Company. Manny Friedman, Chairman, EJFA and Co-Chief Executive Officer & Co-Chief Investment Officer, EJF Capital LLC, who bring more than 40 years of financial services experience, will join the Company’s Board.

Mr. Friedman commented, “We are proud to be partnering with Pagaya. The company’s impressive technology and proprietary A.I. network has meaningfully expanded access to financial services for consumers who are often left behind. Moreover, we believe that EJF’s unparalleled relationships and expertise across the banking and financial services sector will help accelerate Pagaya’s penetration in this large and fragmented sector.”

“This is an important milestone not just for us, but also for our partners, their customers and the broader financial services industry,” said Gal Krubiner, Co-Founder and CEO of Pagaya. “Legacy systems are historically fractured and inefficient. We identified a significant opportunity to address the inefficiencies of the current system by constructing a network powered by our proprietary A.I. technology. Our combination with EJFA allows Pagaya to combine our expertise with EJF’s deep financial experience. Together, we can continue to expand a leading artificial intelligence network to help our partners grow their businesses and better serve their customers.

Kevin Stein, CEO of EJFA, said, “Pagaya has proven its business model, achieved scale, and reached profitability, which is a testament to the strength of Gal’s leadership and the value Pagaya provides its partners. We look forward to supporting the Pagaya team to create substantial long-term value for shareholders, while democratizing access to financial services.”

Transaction Summary

The transaction values the Company at a pro forma implied enterprise value of approximately $8.5 billion at closing. The transaction includes $288 million in gross proceeds from EJFA’s cash in trust (assuming no redemptions) and $200 million in gross proceeds from a fully committed private placement in public equity (“PIPE”) from entities associated with EJFA that will close concurrently with the business combination. Additional targeted financing transactions or assignments may be considered.

Existing Pagaya equity holders, including current investors and employees of the firm, are expected to retain an approximately 94% ownership stake in the Company. The business combination, which has been unanimously approved by the boards of directors of both Pagaya and EJFA, is targeted to close in early 2022, subject to shareholder approvals and other customary closing conditions.

Additional information about the business combination, including a copy of the definitive agreement, will be provided in a Current Report on Form 8-K to be filed by EJFA with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

UBS Investment Bank is serving as lead financial and capital markets advisor to EJFA. Barclays is also serving as financial and capital markets advisor to EJFA. Simpson Thacher & Bartlett LLP is serving as legal counsel to EJFA in connection with the transaction. Duff & Phelps, A Kroll Business, rendered a fairness opinion to EJFA’s Board of Directors. J.P. Morgan Securities LLC is serving as exclusive financial advisor to Pagaya, and Skadden, Arps, Slate, Meagher & Flom LLP and Goldfarb Seligman & Co. are serving as legal counsel to Pagaya in connection with the transaction.

About Pagaya

Pagaya is a financial technology company working to reshape the lending marketplace by using machine learning, big data analytics, and sophisticated AI-driven credit and analysis technology. Pagaya was built to provide a comprehensive solution to enable the credit industry to deliver their customers a positive experience while simultaneously enhancing the broader credit ecosystem. Its proprietary API seamlessly integrates into its next-gen infrastructure network of partners to deliver a premium customer user experience and greater access to credit.

For more information on Pagaya’s technology, services, and careers, please visit www.Pagaya.com.

About EJF Acquisition Corp.

EJF Acquisition Corp. (“EJFA”) is a blank check company sponsored by EJF Capital LLC (“EJF”) and affiliates formed for the purpose of partnering with a high-quality financial services business. EJFA’s management team and Board of Directors are composed of veteran financial service industry executives and founders, including Manny Friedman, Chairman, Neal Wilson, Vice Chairman, Kevin Stein, Chief Executive Officer, and Thomas Mayrhofer, Chief Financial Officer. Founded in 2005 by Manny Friedman and Neal Wilson, EJF is a global alternative asset management firm headquartered outside of Washington, D.C. As of June 30, 2021, EJF manages approximately $9.4 billion across a diverse group of alternative asset strategies, including $3.4 billion in managed structured product assets. Mr. Friedman has been at the forefront of regulatory, event-driven investing in financials and real estate. He has over 40 years of experience working in capital markets and asset management and has structured and built numerous innovative investment strategies that have focused on some of the most powerful trends in the financial sector driven by regulatory change. For additional information, please visit https://www.ejfacquisition.com.

Important Information and Where to Find It

In connection with the proposed business combination between Pagaya and EJFA, Pagaya intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to shareholders of EJFA in connection with EJFA’s solicitation of proxies for the vote by its shareholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the Securities and Exchange Commission (the “SEC”), EJFA will mail a definitive proxy statement / prospectus to its shareholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Pagaya or EJFA may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with EJFA’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Pagaya, EJFA and the proposed transaction. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Pagaya’s website at www.pagaya.com, or by directing a request to: EJF Acquisition Corp., 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

Participants in the Solicitation

Pagaya and EJFA and their respective directors and officers may be deemed participants in the solicitation of proxies of EJFA’s shareholders in connection with the proposed business combination. EJFA’s shareholders, Pagaya’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Pagaya and EJFA at Pagaya’s website at www.pagaya.com, or in EJFA’s registration statement on Form S-1 filed on February 18, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EJFA’s shareholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Non-Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pagaya, EJFA or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of EJFA, Pagaya or the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger providing for the business combination (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the shareholders of EJFA or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Pagaya as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Pagaya may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by EJFA. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA and Pagaya undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pagaya’s and EJFA’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Pagaya or EJFA, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this communication has been taken from or prepared based on Pagaya’s historical financial statements. Pagaya’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with U.S. Generally Accepted Accounting Principles. Pagaya’s historical financial statements have not been audited in accordance with the Public Company Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. Pagaya cannot assure you that, had the historical financial information included in this communication been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of Pagaya’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of Pagaya’s historical financial statements included in this communication and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for, off balance sheet items, timing of revenue recognition and asset classification.

For all Pagaya media inquiries, please reach out to ASTRSK PR at Pagaya@astrskpr.com

For all Pagaya IR inquires, please reach out to ICR at PagayaIR@icrinc.com

For all EJFA media inquiries, please reach out to Nathaniel Garnick/Kevin FitzGerald at Gasthalter & Co. at (212) 257-4170 or pagaya@gasthalter.com